UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2016

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 4, 2016

SIERRA WIRELESS®

Q3 2016

Third Quarter Report
For the three and nine months ended September 30

Sierra Wireless is
building the Internet of Things.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2016, and up to and including November 3, 2016. This MD&A should be read together with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2016 and September 30, 2015, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2015 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP. Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another. These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to “win” new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results being subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview
Sierra Wireless is building a leading portfolio of device-to-cloud products and services for the Internet of Things ("IoT") including embedded and network solutions that are seamlessly integrated with our secure cloud and connectivity services. We offer the industry’s most comprehensive portfolio of second generation ("2G"), third generation ("3G") and fourth generation ("4G") embedded wireless modules and gateways that, combined with our cloud and connectivity services, create a device-to-cloud solution for enabling IoT applications. Original Equipment Manufacturers ("OEMs") and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster.

In 2015, we significantly advanced our device-to-cloud capabilities by successfully completing three acquisitions and rapidly expanding our cloud and connectivity services business. On January 16, 2015, we acquired all of the shares of Wireless Maingate AB ("Maingate"), a Sweden-based provider of IoT connectivity and data management services. On June 18, 2015, we acquired substantially all of the assets of Accel Networks LLC ("Accel"), a leader in managed cellular broadband connectivity services for distributed enterprises in North America. On September 2, 2015, we acquired all of the shares of MobiquiThings SAS ("MobiquiThings"), a France-based mobile virtual network operator providing intelligent global connectivity services to the IoT marketplace.

As a result of the aforementioned business acquisitions, and a reorganization to drive focus and growth in our key lines of business, we have operated under three reportable segments since October 1, 2015: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) Cloud and Connectivity Services. Prior to October 1, 2015, our Enterprise Solutions segment included the business operations that now comprise our Cloud and Connectivity Services segment.

Our OEM Solutions segment includes embedded cellular modules, software and tools for OEM customers who integrate cellular connectivity into their products and solutions across a broad range of industries, including automotive, transportation, energy, enterprise networking, sales and payment, mobile computing, security, industrial monitoring, field services, residential, healthcare and others. Within our OEM Solutions segment, our embedded wireless module portfolio spans 2G, 3G, and 4G cellular technologies. This product portfolio also includes cloud-based remote device management capability and support for on-board embedded applications using Legato, our open source, Linux-based application framework.

Our Enterprise Solutions segment includes a range of intelligent routers and gateways along with management tools and applications that enable cellular connectivity for mobile, industrial and enterprise customers. Our 2G, 3G and 4G LTE intelligent cellular routers and gateways are designed for use where reliability and security are essential, and are used in transportation, public safety, field services, energy, industrial, and distributed enterprise networking applications worldwide. Our routers and gateways can be easily configured for specific customer applications, and also support on-board embedded applications using our ALEOS application framework.

On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX"), a provider of in-vehicle cellular devices for fleet management, asset tracking and transportation markets for total cash consideration of $7.8 million ($5.9 million, net of cash acquired) plus contingent consideration for inventory consumption in excess of $1.0 million. GenX is being integrated with our Enterprise Solutions segment and its financial results have been included in our Enterprise Solutions segment since the date of acquisition.

Our Cloud and Connectivity Services segment comprises three main areas of operation: (i) our cloud services, which provide a secure and scalable cloud platform for deploying and managing IoT applications; (ii) our global cellular connectivity services, which includes our Smart SIMs and core network platforms; and (iii) our managed broadband cellular services. These cloud, connectivity and broadband services support our fully integrated device-to-cloud strategy and are designed to enable worldwide IoT deployments by our customers. Our AirVantage cloud based services can be used to collect, manage and process data from any number of connected fixed and mobile assets. This device-to-cloud data connection provides our customers with a fully integrated, end-to-end solution that is simple to deploy and allows our customers to build and scale their IoT applications without investing in IT infrastructure. Our AirVantage cloud, platform can also be used to centrally deploy and monitor IoT devices at the edge of the network, including configuring device settings and delivering firmware and embedded application updates remotely over the air. Our connectivity services provide global, multi-operator subscriptions with unique benefits for IoT deployments including significant quality of service improvements and multi-operator network coverage. Our broadband services provide proactive network management solutions for distributed enterprises utilizing cellular broadband gateways, routers and advanced antennas.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that help us drive our strategy forward and expand our position in the IoT market.

Acquisition of Blue Creation
On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of approximately $6.5 million ($3.0 million, net of approximately $3.5 million of cash acquired), subject to working capital adjustments, plus a maximum contingent consideration of $0.5 million under a performance-based earnout formula.  Based in the United Kingdom, Blue Creation specializes in Bluetooth, Bluetooth Low Energy, Wi-Fi and other embedded wireless technologies.  The company's products include embedded modules and software protocol stacks which are complementary to our OEM Solutions portfolio.  We believe that the acquisition of Blue Creation provides us with expanded short-range wireless capabilities in Bluetooth and Wi-Fi and will strengthen our strategic position with OEMs. The Blue Creation business will be integrated with our OEM Solutions business unit. In the short term, we expect the financial impact of adding Blue Creation to be minimal.

Third Quarter Overview
Revenue of $153.6 million in the third quarter and $452.6 million in the first nine months of 2016 decreased 0.7% and 2.2%, respectively, compared to the same periods of 2015. The decrease in revenue was mainly driven by lower revenues from our OEM Solutions segment, partially offset by growth in our Enterprise Solutions and Cloud and Connectivity Services segments. In the third quarter of 2016 compared to the same period of 2015, OEM Solutions segment revenue decreased by 2.2% to $127.8 million, Enterprise Solutions segment revenue increased by 6.8% to $18.9 million, and Cloud and Connectivity Services segment revenue increased by 10.7% to $6.9 million. In the first nine months of 2016 compared to the same period of 2015, OEM Solutions segment revenue decreased 5.1% to $381.3 million, Enterprise Solutions segment revenue increased by 8.5% to $50.5 million, and Cloud and Connectivity Services segment revenue increased by 42.7% to $20.8 million.
Gross margin in the third quarter of 2016 was 32.1%, compared to 31.7% in the same period of 2015. For the first nine months of 2016, gross margin was 32.9%, compared to 32.1% in the same period of 2015. Cost of goods sold in the first nine months of 2016 included reimbursement of certain legal costs in the amount of $1.9 million pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor and an unrelated $1.9 million cost recovery related to a legal settlement with a supplier that was received in the first quarter of 2016.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between the third quarter of 2016 and the same period of 2015 had a nominal impact on our gross margin and our operating expenses in the third quarter of 2016.
Financial highlights for the third quarter of 2016:
GAAP:

•	Revenue was $153.6 million, a decrease of 0.7%, compared to $154.6 million in the third quarter of 2015.

•	Gross margin was 32.1%, compared to 31.7% in the third quarter of 2015.

•	Loss from operations was $0.1 million, compared to earnings from operations of $4.2 million in the third quarter of 2015.

•	Net loss was $1.8 million, or $0.06 per share, compared to net earnings of $3.3 million, or $0.10 per share, in the third quarter of 2015.

•	Cash and cash equivalents were $112.0 million at the end of the third quarter of 2016, an increase of $13.6 million, compared to the end of the second quarter of 2016.
NON-GAAP(1):

•	Gross margin was 32.2%, compared to 31.8% in the third quarter of 2015.

•	Earnings from operations were $6.3 million, compared to $9.5 million in the third quarter of 2015.

•	Adjusted EBITDA was $9.7 million, compared to $12.1 million in the third quarter of 2015.

•	Net earnings were $4.1 million or $0.13 per share, compared to net earnings of $7.4 million, or $0.23 per share, in the third quarter of 2015.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, other nonrecurring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable GAAP financial measures.

Selected Consolidated Financial Information:

(in thousands of U.S. dollars, except where otherwise stated)	2016			2015
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$153,560	$156,229	$142,797	$607,798	$144,846	$154,581	$157,965	$150,406

Gross Margin
- GAAP	$49,368	$52,764	$46,815	$193,855	$45,063	$49,009	$50,947	$48,836
- Non-GAAP (1)	49,476	52,871	46,921	194,502	45,169	49,155	51,094	49,084

Gross Margin %
- GAAP	32.1%	33.8%	32.8%	31.9%	31.1%	31.7%	32.3%	32.5%
- Non-GAAP (1)	32.2%	33.8%	32.9%	32.0%	31.2%	31.8%	32.4%	32.6%

Earnings (loss) from operations
- GAAP	$(53)	$3,411	$(1,255)	$10,114	$(674)	$4,202	$4,112	$2,474
- Non-GAAP (1)	6,326	8,430	3,642	32,361	3,315	9,475	10,725	8,846

Adjusted EBITDA(1)	$9,697	$12,078	$6,680	$42,911	$6,345	$12,110	$13,148	$11,308

Net earnings (loss)
- GAAP	$(1,769)	$718	$718	$(2,674)	$(383)	$3,286	$4,076	$(9,653)
- Non-GAAP (1)	4,141	6,376	2,621	25,774	2,536	7,419	8,637	7,182

Revenue by Segment:
OEM Solutions	$127,765	$132,667	$120,874	$523,366	$121,540	$130,653	$138,133	$133,040
Enterprise Solutions	18,938	16,577	14,995	63,072	16,506	17,734	15,074	13,758
Cloud and Connectivity Services	6,857	6,985	6,928	21,360	6,800	6,194	4,758	3,608

Share and per share data:
Basic net earnings (loss) per share (in dollars)
- GAAP	$(0.06)	$0.02	$0.02	$(0.08)	$(0.01)	$0.10	$0.13	$(0.30)
- Non-GAAP (1)	$0.13	$0.20	$0.08	$0.80	$0.08	$0.23	$0.27	$0.22
Diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.06)	$0.02	$0.02	$(0.08)	$(0.01)	$0.10	$0.12	$(0.30)
- Non-GAAP (1)	$0.13	$0.20	$0.08	$0.80	$0.08	$0.23	$0.26	$0.22

Common shares (in thousands)
At period-end	32,051	32,035	31,906	32,337	32,337	32,263	32,205	32,133
Weighted average - basic	32,043	31,966	32,156	32,166	32,282	32,231	32,166	31,983
Weighted average - diluted	32,043	32,430	32,500	32,166	32,282	32,823	32,915	31,983

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, other nonrecurring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable GAAP financial measures.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the third quarter of 2016:

•	Our mangOH IoT Open Hardware platform won the GSMA's Best Mobile Technology Breakthrough Award at the Asia Mobile World Congress in Shanghai.

•	Our automotive-grade AirPrime AR Series modules were selected by PATEO to enable cellular connectivity for its telematics units being installed in automobiles for the China market.

•
Our family of smart automotive modules and AirVantange cloud platform was selected by Itelma to enable cellular connectivity and service delivery for its emergency response ERA-GLONASS units supplied to the Russian automotive market.

•
We introduced an eUICC (Embedded Universal Integrated Circuit Card) solution for our global Smart SIM and connectivity services. Our eUICC solution is one of the first in the market that conforms to the latest GSMA specification, ensuring global interoperability across hardware vendors, SIM vendors and mobile network operators.

•	We announced the availability of the AirLink MG90, a high performance LTE-Advanced vehicle networking platform that provides secure, always-on mobile connectivity.

Outlook
For the fourth quarter of 2016, we expect revenue to be in the range of $157 million to $166 million and non-GAAP earnings per share to be in the range of $0.13 to $0.19.

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	the availability of components from key suppliers;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to manage component and product quality compliance;

•	contributions to our operating results from the acquisitions we completed in 2015 and 2016;

•	fluctuations in foreign exchange rates;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars, except where otherwise stated)	2016		2015		2016		2015
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	153,560	100.0%	154,581	100.0%	452,586	100.0%	462,952	100.0%
Cost of goods sold	104,192	67.9%	105,572	68.3%	303,639	67.1%	314,160	67.9%
Gross margin	49,368	32.1%	49,009	31.7%	148,947	32.9%	148,792	32.1%

Expenses
Sales and marketing	15,519	10.1%	13,856	9.0%	47,194	10.4%	39,829	8.6%
Research and development	18,015	11.7%	17,987	11.6%	55,030	12.1%	55,481	12.0%
Administration	11,435	7.4%	9,416	6.1%	31,248	6.9%	30,928	6.7%
Restructuring	—	—%	39	—%	—	—%	750	0.2%
Acquisition-related and integration	34	—%	443	0.3%	467	0.1%	2,561	0.5%
Amortization	4,418	2.9%	3,066	2.0%	12,905	2.9%	8,455	1.8%
	49,421	32.1%	44,807	29.0%	146,844	32.4%	138,004	29.8%
Earnings (loss) from operations	(53)	—%	4,202	2.7%	2,103	0.5%	10,788	2.3%
Foreign exchange gain (loss)	590		(102)		1,811		(10,445)
Other income	23		13		81		131
Earnings before income taxes	560		4,113		3,995		474
Income tax expense	2,329		827		4,328		2,765
Net earnings (loss)	(1,769)		3,286		(333)		(2,291)

Basic and diluted net earnings (loss) per share (in dollars)	$(0.06)		$0.10		$(0.01)		$(0.07)

Revenue
Revenue decreased by $1.0 million, or 0.7%, in the third quarter of 2016 and by $10.4 million, or 2.2%, in the first nine months of 2016 compared to the same periods of 2015. These decreases were mainly driven by demand softness from certain established OEM customers and programs, partially offset by stronger revenues from both Enterprise Solutions and Cloud and Connectivity Services.

Gross margin
Gross margin was 32.1% in the third quarter of 2016 compared to 31.7% in the same period of 2015. This increase was driven by product cost savings and incremental revenues from Enterprise Solutions and Cloud and Connectivity Services products which have gross margins that are higher than our average gross margin.

Gross margin of 32.9% in the first nine months of 2016 included reimbursement of certain legal costs of $1.9 million pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor in the second quarter of 2016 and a separate and unrelated $1.9 million recovery from a legal settlement with a supplier related to a component quality issue received in the first quarter of 2016. Excluding these recoveries, gross margin for the first nine months of 2016 was 32.1%, consistent with 32.1% in the same period of 2015.

In each of the third quarter of 2016 and 2015, gross margin included stock-based compensation expense and related social taxes of $0.1 million. In the first nine months of 2016 and 2015, gross margin included stock-based compensation expense and related social taxes of $0.3 million and $0.5 million, respectively.

Sales and marketing
Sales and marketing expense increased by $1.7 million, or 12.0%, in the third quarter of 2016 and by $7.4 million, or 18.5%, in the first nine months of 2016 compared to the same periods of 2015. This increase was primarily driven by the targeted investments in our go-to-market strategy and costs added as a result of the acquisitions undertaken in 2015.

Sales and marketing expense included stock-based compensation expense and related social taxes of $0.4 million and $0.7 million in the third quarter of 2016 and 2015, respectively, and $1.3 million and $2.0 million in the first nine months of 2016 and 2015, respectively.

Research and development
Research and development (“R&D”) expense was similar in the third quarter of 2016 and decreased by $0.5 million, or 0.8%, in the first nine months of 2016 compared to the same periods of 2015. The decrease in the first nine months of 2016 was primarily related to lower acquisition-related amortization costs, lower costs related to development parts and the favorable impact of foreign exchange. This was partially offset by higher product certification fees and compensation costs.

R&D expenses included stock-based compensation expense and related social taxes of $0.3 million and $0.4 million in the third quarter of 2016 and 2015, respectively, and $1.0 million and $1.2 million in the first nine months of 2016 and 2015, respectively. R&D expenses also included acquisition amortization of $0.1 million and $0.4 million in the third quarter of 2016 and the first nine months of 2016, respectively, compared to $0.1 million and $1.1 million in the same periods of 2015.

Administration
Administration expenses increased by $2.0 million, or 21.4%, in the third quarter of 2016 and by $0.3 million, or 1.0%, in the first nine months of 2016 compared to the same periods of 2015. The increase in the third quarter of 2016 was primarily due to higher compensation costs, including certain termination expenses, and professional fees. The increase in the first nine months of 2016 was primarily due to higher compensation costs partially offset by lower professional fees and the favorable impact of foreign exchange.

Administration expenses included stock-based compensation expense and related social taxes of $1.0 million and $1.3 million in the third quarter of 2016 and 2015, respectively, and $3.2 million and $4.3 million in the first nine months of 2016 and 2015, respectively.

Acquisition-related and integration
In the third quarter and first nine months of 2016, we incurred acquisition-related and integration costs of a nominal amount and $0.5 million, respectively, compared to $0.4 million and $2.6 million, respectively, for the same periods of 2015. The decrease in the nine month period was due to the lower level of acquisition and integration activities and decrease in the fair value of contingent consideration.

Amortization
Amortization expense increased by $1.4 million and by $4.5 million, in the third quarter and the first nine months of 2016, respectively, compared to the same periods of 2015. The increase in both periods reflects a change in the estimate of useful life of some of our assets, including assets related to our office relocation in France, combined with higher acquisition-related amortization in 2016 driven by the acquisitions undertaken in 2015.

Amortization expense for the third quarter and the first nine months of 2016 included $3.0 million and $8.4 million of acquisition amortization, respectively, compared to $2.1 million and $5.8 million in the same periods of 2015, respectively.

Foreign exchange gain (loss)
Foreign exchange gain was $0.6 million for the third quarter of 2016, compared to a foreign exchange loss of $0.1 million in the same period of 2015 as a result of an increase in the value of the Euro compared to the U.S. Dollar.

Foreign exchange gain in the first nine months of 2016 was $1.8 million compared to a foreign exchange loss of $10.4 million in the same period of 2015. The nine month period in 2015 included the impact of an unrealized loss of $6.2 million on revaluation of a Euro denominated loan (the "Intercompany Loan") to a self-sustaining subsidiary. We classified the Intercompany Loan as a net investment in a foreign subsidiary in the second quarter of 2015 when we determined the loan was permanent. As a result, the foreign exchange gain or loss from revaluation of the Intercompany Loan is being recognized in other comprehensive income.

Income tax expense
Income tax expense increased by $1.5 million in both the third quarter and the first nine months of 2016 compared to the same periods of 2015. Despite the lower earnings in the third quarter of 2016, income tax expense increased due to a shift of earnings between jurisdictions.

Net earnings (loss)
In the third quarter of 2016, net loss was $1.8 million compared to net earnings of $3.3 million in the same period of 2015, primarily due to higher operating and income tax expenses.

In the first nine months of 2016, net loss was $0.3 million compared to $2.3 million in the same period of 2015. The improvement of $2.0 million was primarily a result of a foreign exchange gain in 2016 compared to a foreign exchange loss in 2015 partially offset by higher operating and income tax expenses in 2016.

Net earnings (loss) in the third quarter and the first nine months of 2016 included stock-based compensation expense and related social taxes of $1.9 million and $5.8 million, respectively, and acquisition amortization of $3.2 million and $8.8 million, respectively. Net earnings (loss) in the third quarter and the first nine months of 2015 included stock-based compensation expense and related social taxes of $2.6 million and $8.0 million, respectively, and acquisition amortization of $2.2 million and $6.9 million, respectively.

SEGMENTED INFORMATION

OEM Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2016	Q3, 2015	Q3 YTD, 2016	Q3 YTD, 2015	Q3, 2016 vs Q3, 2015	Q3 YTD, 2016 vs Q3 YTD, 2015
Revenue	127,765	130,653	381,306	401,826	(2.2)%	(5.1)%
Cost of goods sold	90,574	93,213	268,820	283,435	(2.8)%	(5.2)%
Gross margin	$37,191	$37,440	$112,486	$118,391	(0.7)%	(5.0)%
Gross margin %	29.1%	28.7%	29.5%	29.5%

In the third quarter of 2016, OEM Solutions revenue decreased by $2.9 million, or 2.2%, and by $20.5 million, or 5.1%, in the first nine months of 2016 compared to the same periods of 2015. These decreases were primarily due to demand softness from certain established customers and programs, partially offset by contribution from new programs.

Gross margin dollars for OEM Solutions was relatively flat in the third quarter of 2016 and decreased by $5.9 million in the first nine months of 2016, compared to the same period of 2015. The decrease in the first nine months of 2016, reflects the overall impact of lower revenues combined with unfavorable product mix reflecting higher sales of lower margin products and higher product costs for a component that was declared end-of-life by the supplier. This decrease was partially offset by the reimbursement of certain legal costs in the amount of $1.9 million pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor, of which $1.7 million was attributable to OEM Solutions. Excluding this reimbursement, gross margin was 29.1% for the first nine months of 2016, compared to 29.5% in the same period of 2015.

Enterprise Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2016	Q3, 2015	Q3 YTD, 2016	Q3 YTD, 2015	Q3, 2016 vs Q3, 2015	Q3 YTD, 2016 vs Q3 YTD, 2015
Revenue	18,938	17,734	50,510	46,566	6.8%	8.5%
Cost of goods sold	9,665	8,823	22,563	22,276	9.5%	1.3%
Gross margin	$9,273	$8,911	$27,947	$24,290	4.1%	15.1%
Gross margin %	49.0%	50.2%	55.3%	52.2%

In the third quarter of 2016, revenue increased by $1.2 million, or 6.8%, compared to the same period of 2015, driven by additional revenue from the recently acquired GenX business. In the first nine months of 2016, revenue increased by $3.9 million, or 8.5%, compared to the same period of 2015, driven by revenue from the introduction of new gateway products and the impact of targeted investments in sales, as well as the additional revenue from the recently acquired GenX business.

In the third quarter of 2016, gross margin was 49.0% compared to 50.2% in the same period of 2015 as a result of the inclusion of lower margin GenX products beginning in August 2016.
Gross margin dollars increased by $3.7 million, or 15.1%, in the first nine months of 2016, compared to the same period of 2015 and included cost recoveries of $2.1 million from legal settlements. Excluding these recoveries, gross margin for the first nine months of 2016 was 51.2%, compared to 52.2% in the same period of 2015. The decrease in gross margin for the nine month period of 2016 was the result of an unfavorable product mix compared to the same period of 2015, mainly attributable to the inclusion of GenX revenues which has a lower gross margin than the average gross margin for the Enterprise Solutions business segment.
Cloud and Connectivity Services

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2016	Q3, 2015	Q3 YTD, 2016	Q3 YTD, 2015	Q3, 2016 vs Q3, 2015	Q3 YTD, 2016 vs Q3 YTD, 2015
Revenue	6,857	6,194	20,770	14,560	10.7%	42.7%
Cost of goods sold	3,953	3,536	12,256	8,449	11.8%	45.1%
Gross margin	$2,904	$2,658	$8,514	$6,111	9.3%	39.3%
Gross margin %	42.4%	42.9%	41.0%	42.0%

In the third quarter of 2016, Cloud and Connectivity Services revenue increased by $0.7 million, or 10.7%, and by $6.2 million, or 42.7%, in the first nine months of 2016, compared to the same periods of 2015 mainly as a result of the inclusion of revenues related to the acquisition of MobiquiThings for the full third quarter in 2016 and both MobiquiThings and Accel for the full nine months in 2016. The decrease in gross margin percentage for both the third quarter and first nine months of 2016 compared to the same periods of 2015 reflects the inclusion of Accel revenue which has a lower gross margin than the average gross margin for the Cloud and Connectivity Services business segment.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$153,560	$156,229	$142,797	$144,846	$154,581	$157,965	$150,406	$149,078
Cost of goods sold	104,192	103,465	95,982	99,783	105,572	107,018	101,570	99,072
Gross margin	49,368	52,764	46,815	45,063	49,009	50,947	48,836	50,006
Gross margin %	32.1%	33.8%	32.8%	31.1%	31.7%	32.3%	32.5%	33.5%

Expenses
Sales and marketing	15,519	16,046	15,629	14,315	13,856	12,828	13,145	12,682
Research and development	18,015	18,237	18,778	18,539	17,987	18,402	19,092	21,012
Administration	11,435	10,286	9,527	9,393	9,416	11,092	10,420	9,008
Restructuring	—	—	—	201	39	711	—	540
Acquisition-related and integration	34	59	374	(616)	443	1,015	1,103	1,273
Amortization	4,418	4,725	3,762	3,905	3,066	2,787	2,602	2,092
	49,421	49,353	48,070	45,737	44,807	46,835	46,362	46,607
Operating earnings (loss)	(53)	3,411	(1,255)	(674)	4,202	4,112	2,474	3,399
Foreign exchange gain (loss)	590	(1,071)	2,292	(1,398)	(102)	1,550	(11,893)	(3,852)
Other income (expense)	23	32	26	(16)	13	13	105	246
Earnings (loss) before income tax	560	2,372	1,063	(2,088)	4,113	5,675	(9,314)	(207)
Income tax expense (recovery)	2,329	1,654	345	(1,705)	827	1,599	339	1,494
Net earnings (loss)	$(1,769)	$718	$718	$(383)	$3,286	$4,076	$(9,653)	$(1,701)
Earnings (loss) per share - in dollars
Basic	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.13	$(0.30)	$(0.05)
Diluted	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.12	$(0.30)	$(0.05)
Weighted average number of shares (in thousands)
Basic	32,043	31,966	32,156	32,282	32,231	32,166	31,983	31,759
Diluted	32,043	32,430	32,500	32,282	32,823	32,915	31,983	31,759

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the third quarter of 2016 compared to results for the third quarter of 2015.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2016	2015	Change	2016	2015	Change
Cash flows provided (used) before changes in non-cash working capital:	$6,562	$10,643	$(4,081)	$24,098	$25,634	$(1,536)
Changes in non-cash working capital
Accounts receivable	7,144	8,407	(1,263)	(4,190)	(12,438)	8,248
Inventories	(2,213)	(11,294)	9,081	10,964	(20,530)	31,494
Prepaid expense and other	3,514	1,521	1,993	3,455	(5,667)	9,122
Accounts payable and accrued liabilities (2)	7,763	1,387	6,376	13,462	15,950	(2,488)
Deferred revenue and credits	1,705	(127)	1,832	958	756	202
	17,913	(106)	18,019	24,649	(21,929)	46,578
Cash flows provided by (used in):
Operating activities	24,475	10,537	13,938	48,747	3,705	45,042

Investing activities	(10,641)	(18,515)	7,874	(19,444)	(122,618)	103,174
Acquisitions	(5,900)	(14,881)	8,981	(5,900)	(112,580)	106,680
Capital expenditures and increase in intangible assets	(4,741)	(3,639)	(1,102)	(13,547)	(10,043)	(3,504)

Financing activities (2)	(67)	307	(374)	(9,947)	(1,759)	(8,188)
Issue of common shares	98	532	(434)	1,569	3,257	(1,688)
Repurchase of common shares for cancellation	—	—	—	(6,206)	—	(6,206)
Purchase of treasury shares for RSU distribution	—	(134)	134	(4,214)	(2,587)	(1,627)
Taxes paid related to net settlement of equity awards	(13)	(63)	50	(790)	(2,257)	1,467

Free Cash Flow (1)	$19,734	$6,898	12,836	$35,200	$(6,338)	41,538

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable GAAP financial measure.
(2) In Q3 2016, we adopted ASU 2016-09. We elected to apply on a retrospective basis the classification of excess tax benefits from financing activities to operating activities in the Consolidated Statements of Cash Flows.

Operating Activities
Cash provided by operating activities increased by $13.9 million and by $45.0 million, in the third quarter and first nine months of 2016, respectively, compared to the same periods of 2015. This increase was primarily due to lower working capital requirements largely driven by lower end-of-life component purchases in 2016 compared to 2015.

Investing Activities
Cash used in investing activities decreased by $7.9 million and $103.2 million in the third quarter and first nine months of 2016, respectively, compared to the same periods of 2015. Higher cash requirements in 2015 were driven by the acquisition of Maingate, Accel, and MobiquiThings in the first nine months of 2015.

Capital expenditures of $4.7 million and $13.5 million in the third quarter and first nine months of 2016, respectively, were utilized primarily for production and tooling equipment, R&D equipment, leasehold improvements, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs.
Financing Activities
Cash used for financing activities increased by $0.4 million in the third quarter of 2016, primarily due to lower proceeds received from stock option exercises, compared to the same period of 2015.
Cash used for financing activities increased by $8.2 million in the first nine months of 2016, compared to the same period of 2015, primarily due to repurchase of common shares under our Normal Course Issuer Bid ("NCIB"), purchases of common shares to satisfy obligations under our restricted share unit plan and lower proceeds received from stock option exercises partially offset by lower taxes paid related to net settlement of equity awards.
Free Cash Flow
Free cash flow for the third quarter and the first nine months of 2016 increased by $12.8 million and by $41.5 million, respectively, compared to the same periods of 2015. The improvements were primarily a result of lower working capital requirements partially offset by higher capital spending. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including inventory and other working capital items, capital expenditures, and other obligations discussed below. Cash may also be used to finance acquisitions of businesses in line with our long-term growth strategy. We continue to believe our cash and cash equivalents balance of $112.0 million at September 30, 2016 and cash generated from operations will be sufficient to fund our expected working capital and capital expenditure requirements for at least the next twelve months based on current business plans. We will use a net of $3.0 million cash, comprising total consideration of $6.5 million less approximately $3.5 million of cash acquired, in the fourth quarter of 2016 to fund the initial cash payment related to our purchase of Blue Creation. Our capital expenditures during the fourth quarter of 2016 are expected to be primarily for R&D equipment, production and tooling equipment and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2016.

Payments due by period (in thousands of U.S. dollars)	Total	2016	2017	2018	2019	2020	Thereafter
Operating lease obligations	$24,939	$1,165	$4,135	$4,083	$3,730	$3,526	$8,300
Capital lease obligations	786	77	270	227	155	45	12
Purchase obligations (1)	106,803	106,803	—	—	—	—	—
Acquisition contingent consideration (2)	1,669	1,000	438	231	—	—	—
Other obligations	895	54	128	389	16	16	292
Total	$135,092	$109,099	$4,971	$4,930	$3,901	$3,587	$8,604

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between October 2016 and December 2016.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Acquisition contingent consideration relates to expected payments to be made under the performance-based earnout formulas for the MobiquiThings acquisition and the anticipated consumption of inventory for the GenX acquisition. The obligation include the portion recognized as purchase price consideration and do not reflect the effect of discount rates.

Normal Course Issuer Bid
On February 4, 2016, we received approval from the TSX of our Notice of Intention to make an NCIB. Pursuant to the NCIB, we may purchase for cancellation up to 3,149,199 of our common shares, representing 10% of the public float as of the date of the announcement. The NCIB commenced on February 9, 2016 and will terminate on the earlier of: (i) February 8, 2017, (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by us of termination of the NCIB.

On February 29, 2016, in connection with the previously announced NCIB, we established an Automatic share Purchase Plan ("APP") incorporating certain price limits and volumes, with a designated broker to allow for the purchase of our common shares under the NCIB at times when we would ordinarily not be permitted to purchase shares due to regulatory restrictions. The APP expired on August 30, 2016.

As of September 30, 2016, since the commencement of the NCIB on February 9, 2016, we had purchased 553,932 common shares at an average price of $11.20 per share.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations and borrowings under our credit facilities.

	2016			2015
(in thousands of U.S. dollars)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$112,054	$98,433	$86,120	$93,936	$88,369	$96,474	$99,555
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$122,054	$108,433	$96,120	$103,936	$98,369	$106,474	$109,555

Credit Facilities
We have a $10 million revolving term credit facility (the "Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expiring on January 31, 2017. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at September 30, 2016, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project-related performance guarantees and is guaranteed by Export Development Canada. As of September 30, 2016, there were no letters of credit issued against the revolving standby letter of credit facility.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration costs, restructuring costs, impairment and other nonrecurring costs.

Non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration costs, restructuring costs, impairment, other nonrecurring costs, foreign exchange gains or losses on translation of certain balance sheet accounts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, other nonrecurring costs, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and we believe that it is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2016			2015
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$49,368	$52,764	$46,815	$193,855	$45,063	$49,009	$50,947	$48,836
Stock-based compensation and related social taxes	108	107	106	647	106	146	147	248
Gross margin - Non-GAAP	$49,476	$52,871	$46,921	$194,502	$45,169	$49,155	$51,094	$49,084

Earnings (loss) from operations - GAAP	$(53)	$3,411	$(1,255)	$10,114	$(674)	$4,202	$4,112	$2,474
Stock-based compensation and related social taxes	1,856	1,902	1,993	9,685	1,670	2,557	2,858	2,600
Acquisition-related and integration	34	59	374	1,945	(616)	443	1,015	1,103
Restructuring	—	—	—	951	201	39	711	—
Other nonrecurring	1,283	—	—	—	—	—	—	—
Acquisition-related amortization	3,206	3,058	2,530	9,666	2,734	2,234	2,029	2,669
Earnings from operations - Non-GAAP	$6,326	$8,430	$3,642	$32,361	$3,315	$9,475	$10,725	$8,846

Net earnings (loss) - GAAP	$(1,769)	$718	$718	$(2,674)	$(383)	$3,286	$4,076	$(9,653)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring	3,173	1,961	2,367	12,581	1,255	3,039	4,584	3,703
Amortization	6,577	6,706	5,568	20,216	5,764	4,869	4,452	5,131
Interest and other, net	(23)	(32)	(26)	(115)	16	(13)	(13)	(105)
Foreign exchange loss (gain)	(590)	1,071	(2,292)	11,843	1,398	102	(1,550)	11,893
Income tax expense (recovery)	2,329	1,654	345	1,060	(1,705)	827	1,599	339
Adjusted EBITDA	9,697	12,078	6,680	42,911	6,345	12,110	13,148	11,308
Amortization (exclude acquisition-related amortization)	(3,371)	(3,648)	(3,038)	(10,550)	(3,030)	(2,635)	(2,423)	(2,462)
Interest and other, net	23	32	26	115	(16)	13	13	105
Income tax expense - Non-GAAP	(2,208)	(2,086)	(1,047)	(6,702)	(763)	(2,069)	(2,101)	(1,769)
Net earnings - Non-GAAP	$4,141	$6,376	$2,621	$25,774	$2,536	$7,419	$8,637	$7,182

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.06)	$0.02	$0.02	$(0.08)	$(0.01)	$0.10	$0.12	$(0.30)
Non-GAAP - (in dollars)	$0.13	$0.20	$0.08	$0.80	$0.08	$0.23	$0.26	$0.22

The following table provides a reconciliation of free cash flow:

	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2016	2015	2016	2015
Cash flows from operating activities	$24,475	$10,537	$48,747	$3,705
Capital expenditures and increase in intangible assets	(4,741)	(3,639)	(13,547)	(10,043)
Free Cash Flow	$19,734	$6,898	$35,200	$(6,338)

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2016 and 2015.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and nine months ended September 30, 2016 and 2015.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
During the third quarter of 2016, we changed the annual goodwill impairment testing date from September 30 to October 1. No impairment has been recorded in comparative periods with the assessment date change to October 1 as the fair value exceeded the carrying value. We adopted this change to ensure that our annual impairment test is aligned with our forecasting process.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2015 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov. There were no significant changes in our critical accounting policies in the third quarter of 2016 except as noted in the section titled "Impact of Accounting Pronouncements Affecting Current Period".

OUTSTANDING SHARE DATA
As of the date of this MD&A, we had 32,051,649 common shares issued and outstanding, 1,362,372 stock options exercisable into common shares and 369,731 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This update affects several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted. In the third quarter of 2016, we early adopted ASU 2016-09 which requires us to reflect any adjustments as of January 1, 2016. The primary impact of ASU 2016-09 is the requirement to recognize all excess tax benefits and deficiencies on share-based payments in income tax expense. Upon the adoption of this requirement on a modified-retrospective basis, the previously unrecognized excess tax benefits on share-based compensation of $1.1 million was recorded as a cumulative-effect adjustment to retained earnings. The deferred tax asset that was recognized as a result of the update was fully offset by a valuation allowance.
ASU 2016-09 allows an entity-wide election to estimate the number of awards that are expected to vest or account for forfeitures when they occur. We elected to make an entity-wide election to account for forfeitures in compensation cost when they occur. The application of this election did not have a material impact to our financial statements.
We elected to apply on a retrospective basis, the classification of excess tax benefits from financing to operating activities within the statements of cash flow.
The retrospective classification of employee taxes paid when shares are withheld for tax-withholding purposes to financing activities within the statements of cash flow did not have an impact as such cash flows were previously presented in financing activities.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The update simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax assets and liabilities into current and non-current amounts in the consolidated balance sheets. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the first quarter of 2016 on a retrospective basis. As a result of the adoption, we reclassified $4.7 million current deferred income tax assets to non-current deferred income tax assets on the balance sheet at December 31, 2015. Our adoption of the standard had no impact on our statements of operations and comprehensive earnings (loss) or statements of cash flows.
In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The update provides that an entity should measure inventory within the scope of the standard at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual periods ending after December 15, 2016 and applied prospectively. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no material impact to our financial statements and business.
In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. We adopted this standard as of January 1, 2016 on a prospective basis and there was no material impact to our financial statements and business.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no impact to our disclosures.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements at this time.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and nine months ended September 30, 2016 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB") in August and October of 2015, as well as April 2016. The PTAB has instituted proceedings in respect of our filing and we have joined in another instituted proceeding brought by a defendant in a related case.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which include certain products which may utilize modules sold to the original equipment manufacturer by us and certain AirCard products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. The two cases have been dismissed with prejudice in July 2016.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. In Q2 2016, the plaintiff stipulated that it was no longer accusing our products in the two cases in which we were intervening in defense of our products, and our intervention was subsequently terminated.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models sell products and services that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products or services that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. For example, on January 16, 2015 we completed the acquisition of Maingate, on June 18, 2015 we completed the acquisition of substantially all of the assets of Accel and on September 2, 2015 we completed the acquisition of all of the outstanding shares of MobiquiThings. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, we may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business to NetGear, Inc. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.
Cyber attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. In particular, our cloud and connectivity services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide device management and other cloud-based services to our customers. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, costs associated with remediation of infrastructure and systems, class action and derivative action lawsuits and damage to our reputation. Furthermore, the prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. Our insurance may not be adequate to fully reimburse us for these costs and losses.
Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products or lost market share;

•	price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•
development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products;

•	possible product quality or factory yield issues that may increase our cost of goods sold;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.
We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.
Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. It is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.
We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on wireless network carriers to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our network carrier partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks.
Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.
Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, prevented from selling our products in certain jurisdictions.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures.
The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and carrier and other customer requirements or differing views of personal privacy rights.
Our products are used to transmit a large volume of data, including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated as a result of a defect or vulnerability in our products. If we are required to allocate significant resources to modify our products or our existing security procedures for the personal information that our products transmit, our business, results of operations and financial condition may be adversely affected.
We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 69% and 73% of our revenues in 2015 and 2014, respectively, and approximately 70% of our revenue in the first nine months of 2016, compared to 68% of our revenue in the first nine months of 2015. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue	$153,560	$154,581	$452,586	$462,952
Cost of goods sold	104,192	105,572	303,639	314,160
Gross margin	49,368	49,009	148,947	148,792

Expenses
Sales and marketing	15,519	13,856	47,194	39,829
Research and development	18,015	17,987	55,030	55,481
Administration	11,435	9,416	31,248	30,928
Restructuring	—	39	—	750
Acquisition-related and integration	34	443	467	2,561
Amortization	4,418	3,066	12,905	8,455
	49,421	44,807	146,844	138,004
Earnings (loss) from operations	(53)	4,202	2,103	10,788
Foreign exchange gain (loss)	590	(102)	1,811	(10,445)
Other income	23	13	81	131
Earnings before income taxes	560	4,113	3,995	474
Income tax expense	2,329	827	4,328	2,765
Net earnings (loss)	$(1,769)	$3,286	$(333)	$(2,291)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes of $nil	(973)	(1,240)	(92)	(190)
Comprehensive earnings (loss)	$(2,742)	$2,046	$(425)	$(2,481)

Net earnings (loss) per share (in dollars) (note 6)
Basic	$(0.06)	$0.10	$(0.01)	$(0.07)
Diluted	(0.06)	0.10	(0.01)	(0.07)
Weighted average number of shares outstanding (in thousands) (note 6)
Basic	32,043	32,231	32,055	32,119
Diluted	32,043	32,823	32,055	32,119
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$112,054	$93,936
Accounts receivable, net of allowance for doubtful accounts of $2,481 (December 31, 2015 - $2,088)	123,435	116,246
Inventories (note 7)	24,683	32,829
Prepaids and other (note 8)	9,678	14,179
	269,850	257,190
Property and equipment	34,075	28,947
Intangible assets	79,054	84,250
Goodwill	159,138	156,488
Deferred income taxes	14,873	14,865
Other assets	5,821	4,592
	$562,811	$546,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	$142,287	$128,537
Deferred revenue and credits	4,372	3,479
	146,659	132,016
Long-term obligations (note 10)	49,344	44,353
Deferred income taxes	12,794	11,667
	208,797	188,036
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,051,049 shares (December 31, 2015 - 32,337,201 shares)	344,400	346,453
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 355,471 shares (December 31, 2015 – 240,613 shares)	(5,134)	(4,017)
Additional paid-in capital	23,572	23,998
Deficit	(754)	(160)
Accumulated other comprehensive loss (note 11)	(8,070)	(7,978)
	354,014	358,296
	$562,811	$546,332
Commitments and contingencies (note 14)
Subsequent event (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862

Stock option exercises	357,136	5,434	—	—	(1,597)	—	—	3,837
Stock-based compensation	—	—	—	—	8,942	—	—	8,942
Purchase of treasury shares for RSU distribution	—	—	306,476	(6,584)	—	—	—	(6,584)
Distribution of vested RSUs	111,524	1,379	(408,508)	8,803	(12,526)	—	—	(2,344)
Excess tax benefits from equity awards	—	—	—	—	2,270	—	—	2,270
Net loss	—	—	—	—	—	(2,674)	—	(2,674)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,013)	(2,013)
Balance as at December 31, 2015	32,337,201	$346,453	240,613	$(4,017)	$23,998	$(160)	$(7,978)	$358,296

Common share cancellation (note 12)	(553,932)	(5,945)	—	—	—	(261)	—	(6,206)
Stock option exercises (note 5)	177,543	2,231	—	—	(662)	—	—	1,569
Stock-based compensation (note 5)	—	—	—	—	5,784	—	—	5,784
Purchase of treasury shares for RSU distribution	—	—	305,629	(4,214)	—	—	—	(4,214)
Distribution of vested RSUs	90,237	1,661	(190,771)	3,097	(5,548)	—	—	(790)
Net loss	—	—	—	—	—	(333)	—	(333)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(92)	(92)
Balance as at September 30, 2016	32,051,049	$344,400	355,471	$(5,134)	$23,572	$(754)	$(8,070)	$354,014
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(1,769)	$3,286	$(333)	$(2,291)
Items not requiring (providing) cash
Amortization	6,577	4,869	18,851	14,452
Stock-based compensation (note 5)	1,847	2,539	5,784	7,273
Other	(93)	(51)	(204)	6,200
Changes in non-cash working capital
Accounts receivable	7,144	8,407	(4,190)	(12,438)
Inventories	(2,213)	(11,294)	10,964	(20,530)
Prepaids and other	3,514	1,521	3,455	(5,667)
Accounts payable and accrued liabilities	7,763	1,387	13,462	15,950
Deferred revenue and credits	1,705	(127)	958	756
Cash flows provided by operating activities	24,475	10,537	48,747	3,705
Investing activities
Additions to property and equipment	(4,540)	(3,397)	(12,810)	(9,214)
Proceeds from sale of property and equipment	—	5	3	5
Additions to intangible assets	(201)	(242)	(737)	(829)
Acquisitions:
GenX Mobile Incorporated, net of cash acquired (note 3)	(5,900)	—	(5,900)	—
Wireless Maingate AB, net of cash acquired	—	—	—	(88,449)
Accel Networks LLC	—	—	—	(9,250)
MobiquiThings SAS, net of cash acquired (note 3)	—	(14,881)	—	(14,881)
Cash flows used in investing activities	(10,641)	(18,515)	(19,444)	(122,618)
Financing activities
Issuance of common shares	98	532	1,569	3,257
Repurchase of common shares for cancellation (note 12)	—	—	(6,206)	—
Purchase of treasury shares for RSU distribution	—	(134)	(4,214)	(2,587)
Taxes paid related to net settlement of equity awards	(13)	(63)	(790)	(2,257)
Payment for contingent consideration	—	—	(16)	—
Decrease in other long-term obligations	(152)	(28)	(290)	(172)
Cash flows provided by (used in) financing activities	(67)	307	(9,947)	(1,759)
Effect of foreign exchange rate changes on cash and cash equivalents	(146)	(434)	(1,238)	1,979
Cash and cash equivalents, increase (decrease) in the period	13,621	(8,105)	18,118	(118,693)
Cash and cash equivalents, beginning of period	98,433	96,474	93,936	207,062
Cash and cash equivalents, end of period	$112,054	$88,369	$112,054	$88,369
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2015 audited annual consolidated financial statements except as indicated in note 2. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2015 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES

Recently implemented accounting standards

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This update affects several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted. In the third quarter of 2016, we early adopted ASU 2016-09 which requires us to reflect any adjustments as of January 1, 2016. The primary impact of ASU 2016-09 is the requirement to recognize all excess tax benefits and deficiencies on share-based payments in income tax expense. Upon the adoption of this requirement on a modified-retrospective basis, the previously unrecognized excess tax benefits on share-based compensation of $1.1 million was recorded as a cumulative-effect adjustment to retained earnings. The deferred tax asset that was recognized as a result of the update was fully offset by a valuation allowance.
ASU 2016-09 allows an entity-wide election to estimate the number of awards that are expected to vest or account for forfeitures when they occur. We elected to make an entity-wide election to account for forfeitures in compensation cost when they occur. The application of this election did not have a material impact to our financial statements.
We elected to apply on a retrospective basis, the classification of excess tax benefits from financing to operating activities within the statement of cash flow.
The retrospective classification of employee taxes paid when shares are withheld for tax-withholding purposes to financing activities within the statement of cash flow did not have an impact as such cash flows were previously presented in financing activities.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The update simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax assets and liabilities into current and non-current amounts in the consolidated balance sheets. The amendments in this update are effective for annual periods beginning after December

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the first quarter of 2016 on a retrospective basis. As a result of the adoption, we reclassified $4.7 million current deferred income tax assets to non-current deferred income tax assets on the balance sheet at December 31, 2015. Our adoption of the standard had no impact on our statements of operations and comprehensive earnings (loss) or statements of cash flows.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The update provides that an entity should measure inventory within the scope of the standard at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual periods ending after December 15, 2016 and applied prospectively. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no material impact to our financial statements and business.

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. We adopted this standard as of January 1, 2016 on a prospective basis and there was no material impact to our financial statements and business.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no impact to our disclosures.

Changes in future accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

3.	ACQUISITIONS

MobiquiThings SAS
On September 2, 2015, we completed the acquisition of MobiquiThings SAS ("MobiquiThings") for cash consideration of €13.5 million ($15.2 million), plus a maximum contingent consideration of €12 million under a performance-based earnout formula. In accordance with ASC 805, Business Combinations, $0.5 million was recognized as purchase price consideration and the remaining balance is expensed to acquisition-related costs over the earnout period. We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at September 2, 2015. The excess of the purchase price over the value assigned to the net assets acquired is recorded as goodwill. The purchase price allocation was finalized during the second quarter of 2016 with no change to the purchase price allocation during the six month period of 2016.

GenX Mobile Inc.
On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX") for total cash consideration of $7.8 million ($5.9 million, net of cash acquired), plus contingent consideration for inventory consumption in excess of $1.0 million, up to a maximum of $1.4 million. GenX is a US-based provider of in-vehicle cellular devices for the fleet management, asset tracking and transportation markets.

At acquisition date, we recognized the fair value of the contingent consideration at $1.4 million based on a probability estimate of consumption of acquisition date inventory within the specified 12 month period of the contingent consideration.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our preliminary estimates of their respective fair values as at August 3, 2016. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	7,752
Contingent consideration	1,375
9,127

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	1,852
Accounts receivable	1,754
Inventory	2,375
Other assets	124
Identifiable intangible assets	3,926
Goodwill	1,782
11,813
Liabilities assumed
Accounts payable and accrued liabilities	1,458
Deferred income taxes	1,228
Fair value of net assets acquired	9,127

The preliminary goodwill of $1.8 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer relationships	5 years	2,640
Existing technology	4 years	973
In-process research and development		313
		3,926

The amount of revenue of GenX included in our consolidated statements of operations from the acquisition date, through the period ended September 30, 2016, was $2.7 million. The amount of net earnings of GenX included in our consolidated statements of operations for the aforementioned period was $0.2 million. There was also no significant impact on the Company’s revenues and net earnings on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

4.	SEGMENTED INFORMATION

	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total

Three months ended September 30, 2016
Revenue	$127,765	$18,938	$6,857	$153,560
Cost of goods sold	90,574	9,665	3,953	104,192
Gross margin	$37,191	$9,273	$2,904	$49,368
Gross margin %	29.1%	49.0%	42.4%	32.1%
Expenses				49,421
Loss from operations				$(53)

Three months ended September 30, 2015
Revenue	$130,653	$17,734	$6,194	$154,581
Cost of goods sold	93,213	8,823	3,536	105,572
Gross margin	$37,440	$8,911	$2,658	$49,009
Gross margin %	28.7%	50.2%	42.9%	31.7%
Expenses				44,807
Earnings from operations				$4,202

	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total

Nine months ended September 30, 2016
Revenue	$381,306	$50,510	$20,770	$452,586
Cost of goods sold	268,820	22,563	12,256	303,639
Gross margin	$112,486	$27,947	$8,514	$148,947
Gross margin %	29.5%	55.3%	41.0%	32.9%
Expenses				146,844
Earnings from operations				$2,103

Nine months ended September 30, 2015
Revenue	$401,826	$46,566	$14,560	$462,952
Cost of goods sold	283,435	22,276	8,449	314,160
Gross margin	$118,391	$24,290	$6,111	$148,792
Gross margin %	29.5%	52.2%	42.0%	32.1%
Expenses				138,004
Earnings from operations				$10,788

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. We did not have any customers during the three and nine months ended September 30, 2016 or 2015 that accounted for more than 10% of our revenue.

5.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cost of goods sold	$108	$146	$321	$524
Sales and marketing	435	733	1,265	1,854
Research and development	344	386	1,029	1,125
Administration	960	1,274	3,169	3,770
	$1,847	$2,539	$5,784	$7,273

Stock option plan	$545	$546	$1,632	$1,610
Restricted stock plan	1,302	1,993	4,152	5,663
	$1,847	$2,539	$5,784	$7,273

As at September 30, 2016, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,293 and $6,650 (2015 – $3,696 and $8,091), respectively, which is expected to be recognized over weighted average periods of 2.6 and 1.8 years (2015 – 2.5 and 1.3 years), respectively.

Stock option plan
The following table presents stock option activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of Options	2016	2015	2016	2015
Outstanding, beginning of period	1,410,307	1,092,888	965,911	1,144,057
Granted	5,130	2,964	643,600	208,111
Exercised	(13,728)	(53,883)	(177,543)	(291,124)
Forfeited / expired	(38,737)	(8,299)	(68,996)	(27,374)
Outstanding, end of period	1,362,972	1,033,670	1,362,972	1,033,670
Exercisable, beginning of period	438,272	356,766	418,522	337,469
Exercisable, end of period	485,985	396,229	485,985	396,229

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at September 30, 2016, stock options exercisable into 1,842,133 common shares are available for future allocation under the Plan.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2016 was $102 and $1,250, respectively (three and nine months ended September 30, 2015 - $787 and $6,554, respectively).

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Risk-free interest rate	0.84%	1.05%	0.73%	0.95%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	54%	45%	51%	44%
Expected option life (in years)	4.0	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$6.05	$8.24	$4.42	$11.05

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Restricted share plans
The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of RSUs	2016	2015	2016	2015
Outstanding, beginning of period	749,237	807,794	778,233	1,161,765
Granted	28,378	2,739	345,724	222,210
Vested / settled	(3,038)	(10,165)	(338,778)	(574,458)
Forfeited	(17,377)	(5,266)	(27,979)	(14,415)
Outstanding, end of period	757,200	795,102	757,200	795,102

Outstanding – vested and not settled	172,578	109,707	172,578	109,707
Outstanding – unvested	584,622	685,395	584,622	685,395
Outstanding, end of period	757,200	795,102	757,200	795,102

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of RSUs. There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of share units outstanding under the Plan shall not exceed 3.5% of the number of issued and outstanding shares. Based on the number of shares outstanding as at September 30, 2016, 752,056 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and NASDAQ, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The aggregate intrinsic value of RSUs that vested and settled in the three and nine months ended September 30, 2016 was $47 and $4,209, respectively (three and nine months ended September 30, 2015 – $241 and $19,880, respectively).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

6.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net earnings (loss)	$(1,769)	$3,286	$(333)	$(2,291)

Weighted average shares used in computation of:
Basic	32,043	32,231	32,055	32,119
Assumed conversion	—	592	—	—
Diluted	32,043	32,823	32,055	32,119

Net earnings (loss) per share (in dollars):
Basic	$(0.06)	$0.10	$(0.01)	$(0.07)
Diluted	(0.06)	0.10	(0.01)	(0.07)

In loss periods, potential common shares are not included in the computation of diluted earnings per share, because to do so would be anti-dilutive.

7.	INVENTORIES
The components of inventories were as follows:

	September 30, 2016	December 31, 2015
Electronic components	$10,565	$19,203
Finished goods	14,118	13,626
	$24,683	$32,829

8.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	September 30, 2016	December 31, 2015
Inventory advances	$1,616	$1,159
Insurance and licenses	2,518	7,601
Other	5,544	5,419
	$9,678	$14,179

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	September 30, 2016	December 31, 2015
Trade payables	$90,223	$81,879
Inventory commitment reserve	3,779	1,866
Accrued royalties	9,161	9,750
Accrued payroll and related liabilities	13,713	10,879
Taxes payable (including sales taxes)	2,374	2,501
Product warranties (note 14 (a)(ii))	8,791	7,362
Other	14,246	14,300
	$142,287	$128,537

10.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	September 30, 2016	December 31, 2015
Accrued royalties	$39,162	$35,451
Other	10,182	8,902
	$49,344	$44,353

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Balance, beginning of period	$(7,097)	$(4,915)	$(7,978)	$(5,965)
Foreign currency translation adjustments	(1,239)	(1,303)	(1,325)	(2,188)
Gain (loss) on long term intercompany balances	266	63	1,233	1,998
Balance, end of period	$(8,070)	$(6,155)	$(8,070)	$(6,155)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

12.	SHARE CAPITAL
On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid (the "NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,149,199 of our common shares, representing 10% of the public float as of the date of the announcement. The NCIB commenced on February 9, 2016 and will terminate on the earlier of: (i) February 8, 2017, (ii) the date the Company completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by the Company of termination of the NCIB.

On February 29, 2016, we established an Automatic share Purchase Plan ("APP") in connection with the previously announced NCIB with a designated broker to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions. The APP incorporates certain price limits and volumes. The APP expired on August 30, 2016

For the three and nine months ended September 30, 2016, we purchased and canceled nil and 553,932 common shares at an average price of nil per share and $11.20 per share, respectively. The excess purchase price over and above the average carrying value in the amount of nil and $261 were charged to retained earnings.

13.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

We have contingent consideration related to the acquisition of MobiquiThings in 2015 that was measured using unobservable inputs which represents a Level 3 measurement within the fair value hierarchy. The contingent consideration is measured at each reporting period and any changes in the fair value are recorded in earnings. In the three and nine months ended September 30, 2016, $99 and $207,

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

respectively, was recognized in "Acquisition-related and integration" expense related to the change in the fair value of the contingent consideration.

(b) Credit Facility
We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expiring on January 31, 2017. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at September 30, 2016, there were no borrowings under the Revolving Facility.

(c) Letters of credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at September 30, 2016, there were no letters of credit issued against the revolving standby letter of credit facility.

14.	COMMITMENTS AND CONTINGENCIES

(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	Three months ended September 30, 2016	Nine months ended September 30, 2016
Balance, beginning of period	$8,481	7,362
Provisions	1,170	3,743
Expenditures	(860)	(2,314)
Balance, end of period	$8,791	$8,791

(b) Other commitments

We have entered into purchase commitments totaling approximately $106,803, net of related electronic components inventory of $8,420 (December 31, 2015 – $87,631, net of electronic components inventory of $18,390), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between October 2016 and December 2016. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses which are reasonably possible to be incurred in the future in connection with any litigation, including that discussed below, for which we are not presently able to estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB") in August and October of 2015, as well as April 2016. The PTAB has instituted proceedings in respect of our filing, and we have joined in another instituted proceeding brought by a defendant in a related case.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which include certain products which may utilize modules sold to the original equipment manufacturer by us and certain AirCard products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. The two cases have been dismissed with prejudice in July 2016.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. In Q2 2016, the plaintiff stipulated that it was no longer accusing our products in the two cases in which we were intervening in defense of our products, and our intervention was subsequently terminated.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

15.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

16.	SUBSEQUENT EVENT
On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of approximately $6.5 million ($3.0 million, net of approximately $3.5 million of cash acquired), subject to working capital adjustments, plus a maximum contingent consideration of $0.5 million under a performance-based earnout formula. Based in the United Kingdom, Blue Creation specializes in Bluetooth, Bluetooth Low Energy, Wi-Fi and other embedded wireless technologies.